Confidential Treatment Requested by

ZS Pharma, Inc. Under 17 C.F.R. § 200.83

FOIA Confidential Treatment Request

May 30, 2014

Via EDGAR and HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	ZS Pharma, Inc.

Stock-Based Compensation

Registration Statement on Form S-1 (File No. 333-195961)

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

Dear Mr. Riedler:

We supplementally submit this letter (the “Letter”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). We originally filed the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) with the Commission on May 15, 2014. The purpose of this Letter is to provide supplemental information to the Staff with respect to the accounting treatment for stock-based compensation for its consideration during the review cycle so that we may be in a position to print a preliminary prospectus as promptly as practicable after filing an amendment to the Registration Statement. We are respectfully requesting confidential treatment for certain portions of this Letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. § 200.83. This Letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this Letter. A redacted letter will be filed on EDGAR, omitting the confidential information contained in this Letter.

Our discussion of stock-based compensation is contained within the section of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Estimates—Stock-Based Compensation” (the “MD&A”) and appears on pages 57 through 58 of the Registration Statement.

We supplementally advise the Staff that, while not reflected in the Registration Statement, based on discussions with our Board of Directors and reflecting the input from the lead underwriters for our initial public offering, we currently anticipate an approximate price

Confidential Treatment Requested by

ZS Pharma, Inc. Under 17 C.F.R. § 200.83

FOIA Confidential Treatment Request

range of $[***] to $[***] per share for our common stock (the “Preliminary IPO Price Range”), with a midpoint of the anticipated range of approximately $[***] per share (the “Preliminary Assumed IPO Price”). The Preliminary IPO Price Range and Preliminary Assumed IPO Price do not reflect any reverse stock split that we might effect prior to the Commission’s declaration of effectiveness of the Registration Statement and which we will disclose in a preliminary prospectus. We are currently anticipating implementing an approximate [***] to [***] reverse stock split, which would result in a post-split Preliminary IPO Price Range of $[***] to $[***] per share, with a midpoint of $[***] per share. Our final post-split Preliminary IPO Price Range remains under discussion between us and the lead underwriters, and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with our road show.

Stock-Based Compensation

We currently have one stock-based compensation plan, which we refer to in the Registration Statement as the Fourth Amended Stock Incentive Plan. We account for all stock-based awards issued to employees, consultants and directors using the Black-Scholes option-pricing model for estimating fair value. Accordingly, stock-based compensation expense is measured based on the estimated fair value of the awards on the date of grant, net of forfeitures, and is recognized for the portion that is ultimately expected to vest over the period during which the recipient renders the required services to us using the straight-line single option method. The fair value of stock-based awards granted to non-employees is measured using the Black-Scholes option pricing model reflecting the same assumptions as applied to employee options in each of the reported periods, other than the expected life, which is assumed to be the remaining contractual life of the option. The compensation costs of these arrangements are subject to remeasurement over the vesting terms as earned.

Total compensation cost recorded in the statements of operations is allocated as follows:

	Year Ended December 31, 2013	Three Months Ended March 31, 2014
	(in thousands)
Research and development	$1,532	$670
General and administrative	610	201

Total	$2,142	$871

As of December 31, 2013, we had $5.0 million of unrecognized compensation expense related to unvested stock options, which is expected to be recognized over an estimated weighted-average period of 3.1 years. As of March 31, 2014, we had $4.3 million of unrecognized compensation expense related to unvested stock options, which is expected to be recognized over an estimated weighted-average period of 3.0 years. For stock option awards

Confidential Treatment Requested by

ZS Pharma, Inc. Under 17 C.F.R. § 200.83

FOIA Confidential Treatment Request

subject to ratable vesting, we recognize compensation cost on a straight-line basis over the service period for the entire award. In future periods, our stock-based compensation expense is expected to increase as a result of recognizing our existing unrecognized stock-based compensation for awards that will vest and as we issue additional stock-based awards to attract and retain our employees.

Significant Factors, Assumptions and Methodologies Used in Determining the Estimated Fair Value of Our Stock Options

We estimate the fair value of our stock-based awards to employees and directors using the Black-Scholes option pricing model. The Black-Scholes model requires the input of subjective assumptions, including (a) the expected stock price volatility, (b) the calculation of the expected term of the award, (c) the risk free interest rate and (d) expected dividends. Due to our limited operating history and a lack of company-specific historical and implied volatility data, we have based our estimate of expected volatility on the historical volatility of a group of companies that we believe to be similar to us and which are publicly-traded. When selecting these public companies on which we have based our expected stock price volatility, we selected companies with comparable characteristics to us, including enterprise value, risk profiles, position within the industry, and with historical share price information sufficient to meet the expected life of our stock-based awards. The historical volatility data was computed using the monthly closing prices for the selected companies’ shares during the equivalent period of the calculated expected term of our stock-based awards. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own stock price becomes available. Due to our limited operating history and a lack of company-specific historical forfeiture data, management estimated the average expected life of our employee stock options using the simplified method to be seven years and the expected life of non-employee stock options to be the remaining contractual term of the option. The risk-free interest rates for periods within the expected life of the option are based on the U.S. Treasury yield curve in effect during the period the options were granted. We have never paid, and do not expect to pay, dividends in the foreseeable future.

Confidential Treatment Requested by

ZS Pharma, Inc. Under 17 C.F.R. § 200.83

FOIA Confidential Treatment Request

The assumptions used to estimate the fair value of stock options granted to employees using the Black-Scholes option pricing model were as follows:

	Year Ended December 31, 2013	Three Months Ended March 31, 2014
Weighted-average exercise price of options granted	$0.83	$2.19
Expected volatility	102.2%	98.6%
Expected term (in years)	7.0	7.0
Weighted-average risk-free interest rate	1.87%	2.19%
Expected dividends	0%	0%

We are also required to estimate forfeitures at the time of grant, and revise those estimates in subsequent periods if actual forfeitures differ from our estimates. We use historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. To the extent that actual forfeitures differ from our estimates, the difference is recorded as a cumulative adjustment in the period the estimates were revised. We assumed no awards would be forfeited during the vesting period, as actual forfeitures have been minimal through March 31, 2014.

Fair Value Estimate of Our Common Stock

We are required to estimate the fair value of the common stock underlying our stock-based awards when performing the fair value calculations with the Black-Scholes option pricing model. The fair value of the common stock underlying our stock-based awards was determined on each grant date by our board of directors, with input from management and a third-party valuation. All options to purchase shares of our common stock are intended to be granted with an exercise price per share no less than the fair value per share of our common stock underlying those options on the date of grant, based on the information known to us on the date of grant. In the absence of a public trading market for our common stock, on each grant date, we develop an estimate of the fair value of our common stock in order to determine an exercise price for the option grants based in part on input from an independent third-party valuation. Our determinations of the fair value of our common stock was done using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants, or AICPA, Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation, or the AICPA Practice Guide. In addition, our board of directors considered various objective and subjective factors, along with input from management and an independent third-party valuation, to determine the fair value of our common stock, including:

•	external market conditions affecting the pharmaceutical and biotechnology industry and trends within the industry;

•	the prices at which we sold shares of preferred stock;

Confidential Treatment Requested by

ZS Pharma, Inc. Under 17 C.F.R. § 200.83

FOIA Confidential Treatment Request

•	the superior rights and preferences of the preferred stock relative to our common stock at the time of each grant;

•	our results of operations, financial position and available capital resources;

•	the progress of our research and development efforts, our stage of development and business strategy;

•	the lack of an active public market for our common and our preferred stock; and

•	the likelihood of achieving a liquidity event such as an initial public offering, or IPO, or sale of our company in light of prevailing market conditions.

The per share estimated fair value of our common stock in the table below represents the determination by our board of directors of the fair value of our common stock as of the date of grant, taking into consideration the various objective and subjective factors described above, including the conclusions, if applicable, of contemporaneous valuations of our common stock as discussed below. We computed the per share estimated fair value of common stock for stock option grants based on the Black-Scholes option pricing model. The following table presents the grant dates, related exercise prices and per share estimated fair value of common stock for stock options granted to employees since May 1, 2013:

Date of issuance	Number of shares underlying option grants	Exercise price per share ($)	Per share estimated fair value of common stock ($)
July 24, 2013	610,000	$0.83	$0.83
August 16, 2013	1,120,000	$0.83	$0.83
August 21, 2013	5,000	$0.83	$0.83
September 1, 2013	190,000	$0.83	$0.83
January 24, 2014	283,500	$2.19	$2.19
January 25, 2014	486,840	$2.19	$2.19
April 24, 2014	1,212,532	$4.26	$4.26
May 2, 2014	45,000	$4.26	$4.26

Confidential Treatment Requested by

ZS Pharma, Inc. Under 17 C.F.R. § 200.83

FOIA Confidential Treatment Request

For all dates listed above, we granted options at exercise prices equal to the estimated fair value of the underlying common stock at the time of grant, as determined by our board of directors on a contemporaneous basis. We have also used these fair market valuations in calculating our stock-based compensation expense.

Valuation of Common Stock

To assist our board of directors with the determination of the exercise price of our stock options and the estimated fair value of the common stock underlying the options, we obtained third-party valuations of our common stock as of October 31, 2012, November 30, 2013 and March 31, 2014; however, management and our board of directors have assumed full responsibility for the estimates.

In determining the estimated fair value of our common stock, we used one or more of the methodologies discussed below depending on the timing of the valuation relative to our stage of development to first estimate an enterprise value for us. The per share common stock fair value was estimated by allocating the derived enterprise value based on the Precedent Transaction Method using the option pricing method, or OPM, at the October 31, 2012 valuation date, and a hybrid calculation using the OPM and the probability-weighted expected return method, or PWERM, beginning with the November 30, 2013 valuation date.

For each of the October 31, 2012, November 30, 2013 and March 31, 2014 valuations, our enterprise value was derived predominantly from the IPO value approach. The IPO value approach estimates the value of a business by estimating a future value of the business based on the value of similarly situated pharmaceutical and biotechnology IPOs for companies of a comparable stage over approximately the preceding 24-month period, discounted to the present value. When selecting the comparable companies within the pharmaceutical and biotechnology industry, we focused on companies that were in a similar development stage as we expected to be at the time of our IPO, which was Phase III or later. For this reason, we also chose companies that had filed an NDA by the time of their respective IPOs or were forecasted to file an NDA within a short time period following their respective IPOs. Additionally, given the proximity of our IPO to the valuation dates, we focused on companies that had completed an IPO within the preceding 18-month period.

The OPM is appropriate to use when the range of possible future outcomes is so difficult to predict that forecasts would be highly speculative. The OPM treats common stock and convertible preferred stock as call options on the enterprise value, with exercise prices based on the liquidation preference of the convertible preferred stock. Therefore, the common stock has value only if the funds available for distribution to the stockholders exceed the value of the liquidation preference at the time of a liquidity event such as a merger, sale or IPO, assuming the enterprise has funds available to make a liquidation preference meaningful and collectible by the stockholders. The common stock is modeled to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the convertible preferred stock is liquidated. The OPM uses the Black-Scholes option pricing model to price the call option.

Confidential Treatment Requested by

ZS Pharma, Inc. Under 17 C.F.R. § 200.83

FOIA Confidential Treatment Request

As more certainty developed regarding possible exit event outcomes, including an IPO, the allocation methodology utilized to allocate our enterprise value of our common stock transitioned from the OPM to the PWERM. The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the rights of each share class. The PWERM estimates the common stock value to our stockholders under each of four possible future scenarios: (1) an IPO, (2) a strategic merger or sale of our company, (3) remaining a private company, or (4) a liquidation of our company at a value below the cumulative liquidation preference of the preferred stockholders. The timing of the future liquidity event scenarios is determined based primarily on input from our board of directors and management. The value per share under each scenario was then probability-weighted and the resulting weighted values per share were summed to determine the fair value per share of our common stock. In (2), (3) and (4) above, the value per share was allocated taking into account the liquidation preferences and participation rights of our convertible preferred stock consistent with the method outlined in the AICPA Practice Aid. In the IPO scenario, it was assumed all outstanding shares of our convertible preferred stock would convert into common stock.

We also considered the fact that our stockholders cannot freely trade our common stock in the public markets. The estimated fair value of our common stock at each grant date reflected a non-marketability discount partially based on the likelihood and timing of a future liquidity event.

July 24, 2013-September 1, 2013 Options. After the completion of our Series C Preferred Stock Financing in October 2012, which raised $46 million, we initiated an independent third-party valuation to determine the fair value of our common stock given the then recent capital raise. The valuation was completed on October 21, 2012 and indicated a $0.83 per share value of our common stock. Based on the characteristics of ZS Pharma as an early stage development company just completing its first human clinical trial, the Precedent Transaction Method using the OPM was determined to be the most appropriate methodology for valuing our common stock given the uncertainty associated with both the timing and type of any future exit scenario. The valuation also included a 46% discount for lack of marketability on the common stock, reflecting the high volatility and long-term expected time to a liquidity event as of the valuation date. Our board of directors considered this valuation along with the positive Phase II clinical trial results announced in June 2012 and ultimately approved the $0.83 per share value. Our board of directors continued to use $0.83 per share of all grants through September 1, 2013. The board of directors determined use of the October 21, 2012 valuation for all grants through September 1, 2013 was appropriate because it was determined there were no significant value-adding events during the period between October 21, 2012 and September 1, 2013.

January 24, 2014-January 25, 2014 Options. In November 2013, we again obtained an independent third-party valuation of our common stock. This valuation, dated November 30, 2013, indicated a $2.19 per share value of our common stock. It was determined that a Hybrid Method, using a PWERM framework to consider various future scenarios and using the Precedent Transaction Method and OPM to allocate the value within one or more of these

Confidential Treatment Requested by

ZS Pharma, Inc. Under 17 C.F.R. § 200.83

FOIA Confidential Treatment Request

scenarios was the most appropriate valuation methodology to value our common stock. It was assumed with 100% certainty that we would raise $40 million in a Series D Preferred Stock Financing at an expected price of $4.89 per share as a part of the valuation. We also were considering undertaking an IPO in 2014, so the IPO method was also used. The value was further derived using the following assumptions: 25% marketability discount, 67% weighting from the Precedent Transaction approach; and a 33.3% weighting from the IPO approach using a 20% discount rate. Our board of directors considered this valuation along with the positive Phase III clinical trial results announced in November 2013 and our prospects for achieving a liquidity event at that time, and approved a $2.19 per share value of our common stock, which was used to value stock-based awards through January 25, 2014.

April 24, 2014-May 2, 2014 Options. We completed the first tranche of our Series D Preferred Stock Financing in February 2014, which raised $25 million. The second tranche is a $30 million deferred investment which is callable by us between June 1, 2014 and July 15, 2014, subject to approval by our board of directors and 65% of the Series C and Series D Preferred stockholders, voting as a single class. After the completion of the first tranche of this financing, we obtained a new independent third-party valuation to determine the fair value of our common stock. This valuation, dated March 31, 2014, indicated a $4.26 per share value of our common stock.

The valuation methodology used for the March 31, 2014 valuation was changed to the Hybrid Method (both OPM and PWERM) as the primary allocation methodology due primarily to the Series D Preferred Stock Financing and the increase in probability of an IPO or other potential liquidity event. The valuation considered the Precedent Transaction of the $55 million Series D Preferred Stock Financing ($25 million of which was funded on February 28, 2014) to calculate the value for the private company scenario by applying the Precedent Transaction Method in OPM as outlined in the PWERM events. The PWERM is best suited for capturing the value of multiple possible events that could have a material effect on our future value. The following are the PWERM events considered for the valuation:

•	Initial Public Offering (“IPO”): The board of directors identified two possible IPO Scenarios that represent a range of exit outcomes (“IPO High”, and “IPO Low”). The exit values under each scenario were considered as $325 million and $250 million, respectively, with contemplated time to exit as October 31, 2014 for the “IPO High” scenario and June 30, 2014 for the “IPO Low” scenario. We conducted an organizational meeting with potential underwriters on March 4, 2014 and planned to confidentially submit our S-1 on April 4, 2014. These events were included in the March 31, 2014 valuation; and

•	Merger & Acquisition (“M&A”): The board of directors considered two possible M&A Scenarios that represent a range of exit outcomes (“M&A High”, and “M&A Low”). The exit values under each scenario were considered to be $376 million and $318 million, respectively, with contemplated time to exit as June 30, 2014 for both “M&A High” and “M&A Low” scenarios; and

Confidential Treatment Requested by

ZS Pharma, Inc. Under 17 C.F.R. § 200.83

FOIA Confidential Treatment Request

•	Private Company (“Private Company”): This PWERM scenario reflects the possibility of us remaining a privately-held going-concern. The exit value under this scenario was derived applying the Precedent Transaction Method in OPM.

The probability weightings for PWERM exit scenarios are established based on discussions with Management. A combined probability of 65% has been assigned to IPO (High and Low), another 15% combined probability to M&A (High and Low), and the remaining probability of 20% has been assigned to Private Company scenario. The discount for lack of marketability was lowered to 10%. Based on the valuation, our board of directors approved a $4.26 per share value of our common stock, which has been used used to value stock-based awards through May 2, 2014.

We have not granted any stock options since May 2, 2014.

Comparison of IPO Price Range and Estimated Equity Fair Value Per Share

As noted above, the Preliminary IPO Price Range is $[***] to $[***] per share, with a Preliminary Assumed IPO Price of approximately $[***] per share. The foregoing prices per share do not reflect any reverse stock split that we might effect prior to our IPO.

We note that, as is typical in initial public offerings, the estimated price range of this offering was not derived using a formal valuation of fair value, but was determined by negotiation between us and the underwriters. We believe the difference between the Preliminary IPO Price Range and the $4.26 per share value of our common stock as of May 2, 2014 primarily results from the formal feedback from the underwriters that our “test the waters” meetings indicate that there is anticipated to be high demand for our common stock.

The underwriters and management have conducted “test the waters” meetings with a limited number of institutional investors, as permitted under the Jumpstart Our Business Startups Act. On May 13, 2014, we received positive feedback from the underwriters indicating that, based on such “test the waters” meetings, there was anticipated to be demand for our common

Confidential Treatment Requested by

ZS Pharma, Inc. Under 17 C.F.R. § 200.83

FOIA Confidential Treatment Request

stock as of that date. Based in part upon these “test the waters” meetings, we received feedback on May 28, 2014 from our lead underwriters that a valuation in the range of the Preliminary IPO Range could be achievable. In arriving at the Preliminary IPO Price Range, the underwriters considered our potential cash flow projections, but also considered the valuations of comparable biotechnology companies that had recently completed initial public offerings, as well as the valuations of other comparable public companies. These comparable public companies became relevant once the May 28, 2014 meeting between the underwriters and management occurred, since the probability of an IPO increased. Further, any discount for lack of marketability is reduced to 0% in the preliminary IPO estimates. Finally, in calculating the per share estimates, we used the Treasury Method assuming net exercise of options and outstanding warrants at the midpoint preliminary IPO value, reducing the number of shares used to calculate the per share price from the fully-diluted number of shares used to calculate the per-share price in our October 2012, November 2013 and March 2014 valuations. The resulting number of shares was reduced by approximately 5% using the Treasury Method for the preliminary IPO per-share calculations, thereby increasing the relative per-share price by approximately that same amount.

Conclusion

We have historically determined the estimated fair value per share of our common stock consistent with the guidance set forth in the AICPA Practice Guide. Based on the discussion above, we believe that the deemed per share fair values used as the basis for determining stock-based compensation in connection with our stock option grants have been reasonable and appropriate.

We thank you in advance for your consideration of the foregoing. If you have any questions, please do not hesitate to contact Mollie Duckworth of Baker Botts L.L.P. at 512-322-2551 or the undersigned at 813-919-9401.

ZS PHARMA, INC.

By:	/s/ Todd Creech
Todd Creech
Chief Financial Officer

cc:	Ms. Mollie Duckworth

Baker Botts L.L.P.

Mr. Michael Bengtson

Baker Botts L.L.P.

Mr. Alan F. Denenberg

Davis Polk & Wardwell LLP